6714 NW 16th Street, Suite B

Gainesville, FL 32653

May 26, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Division of Corporation Finance, Office of Life Sciences

Attn: Jane Park

Re:	Cyclo Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 19, 2021, as amended
File No. 333-254496

Dear Ms. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cyclo Therapeutics, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Friday, May 28, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ N. Scott Fine
N. Scott Fine
Chief Executive Officer